                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                  CALTON, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  131380 20 6
                   -----------------------------------------
                                 (CUSIP Number)


              JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS LLP
                  801 SOUTH GRAND AVENUE, LOS ANGELES CA 90017
                                 (213) 612-2500
                    -----------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               NOVEMBER 21, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 131380 20 6

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          APOLLO HOMES PARTNERS, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

                          7   SOLE VOTING POWER
                              None
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                  2,658,000 SHARES OF COMMON STOCK
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                   None
      WITH
                          10  SHARED DISPOSITIVE POWER
                              2,658,000 SHARES OF COMMON STOCK

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,658,000 SHARES OF COMMON STOCK

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.1%**

14 TYPE OF REPORTING PERSON*
          PN


*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** Based on 26,371,000 shares of Common Stock outstanding as of September 30, 1995, as reported in the Company's Quarterly Report on Form 10-Q dated October 13, 1995.

                                AMENDMENT NO. 3

                                       TO

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



         This Amendment No. 3 amends and restates the Statement on Schedule 13D of the Reporting Person dated May 31, 1993, as amended by Amendment No. 1 thereto dated June, 1993 and Amendment No. 2 thereto dated June 30, 1994. This Amendment No. 3 to such Statement on Schedule 13D as so amended is referred to as the "Schedule 13D".


Item 1.  Security and Issuer

          This Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Calton, Inc., a New Jersey corporation (the "Company").

          The principal executive offices of the Company are located at 500 Craig Road, Manalapan, New Jersey 07726.


Item 2.  Identity and Background

          This Schedule 13D is filed by Apollo Homes Partners, L.P., a Delaware limited partnership (the "Reporting Person").

          The Reporting Person is principally engaged in the investment in the Company's Common Stock. The address of the Reporting Person's principal business and of its principal office is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

          The sole general partner of the Reporting Person is AIF II, L.P., a Delaware limited partnership ("AIF"). The address of AIF's principal business and of its principal office is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

          The managing general partner of AIF is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). The administrative general partner of AIF is Apollo Fund Administration Limited, a Cayman Islands corporation. Advisors is principally engaged in the business of serving as managing general partner of AIF and another investment fund. Apollo Fund Administration Limited is principally engaged in the business of serving as administrative general partner of AIF and another investment fund. AIF has no other general partners.

          The respective addresses of the principal business and principal office of each of Advisors and Apollo Fund Administration Limited are: Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

          Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Person and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

          Neither the Reporting Person, AIF, Advisors, Apollo Fund Administration Limited nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

          The Reporting Person acquired beneficial ownership of an aggregate of 4,939,150 shares of Common Stock in connection with the Company's Plan of Reorganization under Chapter 11 of the Bankruptcy Code, Title 11 of the United States Code, which was filed in March, 1993 (the "Plan of Reorganization"). The Plan of Reorganization was confirmed by the Order of the Bankruptcy Court on May 6, 1993, and was declared consummated on May 28, 1993 when the shares of Common Stock were issued to the Reporting Person. Pursuant to contribution agreements between the Reporting Person and its partners, the partners of the Reporting Person irrevocably committed to deliver to the Reporting Person, and instructed the Company to issue directly to the Reporting Person, all of the shares of Common Stock to be issued to them upon consummation of the Plan of Reorganization as part of the consideration to discharge claims in respect to $14,275,000 in principal amount of 16-5/8% Senior Subordinated Notes due 1992 of the Company and certain of its subsidiaries. Accordingly, at the consummation of the Plan of Reorganization, the Reporting Person was issued an aggregate of 4,939,150 shares of Common Stock. In addition, the Reporting Person received an aggregate of 1,855,750 shares of Redeemable Convertible Preferred Stock of the Company (the "Preferred Stock"). On June 17, 1994, the Company redeemed 1,478,045 shares of Preferred Stock at a price of $1.53 per share, and the remaining shares of Preferred Stock were automatically converted into 377,705 shares of Common Stock.


Item 4.  Purposes of Transactions

          (a) On or about November 21, 1995, the Reporting Person entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Mr. Anthony J. Caldarone ("Mr. Caldarone"), pursuant to which the Reporting Person sold 2,658,855 shares of Common Stock ("the Purchased Shares") to Mr. Caldarone for an aggregate purchase price of $1,329,422.50.

          The Reporting Person as of the Closing Date beneficially owns 2,658,000 shares of Common Stock (the "Retained Shares"), subject to certain provisions in the Stock Purchase Agreement.

          Under the terms of the Stock Purchase Agreement, the Reporting Person (and certain transferees, if any) has agreed not to transfer any of the Retained Shares prior to the first anniversary of the Closing Date, unless such transfer is to certain "Permitted Transferees" (as defined in the Stock

Purchase Agreement) or pursuant to a tender offer or an exchange offer for shares of Common Stock or in certain other circumstances as specified in the Stock Purchase Agreement.

          The Stock Purchase Agreement also provides that, on or after the first anniversary of the Closing Date the Reporting Person will only transfer Retained Shares (except to "Permitted Transferees," or pursuant to a tender offer or an exchange offer for shares of Common Stock, and certain other transfers as specified in the Stock Purchase Agreement) after first offering Mr. Caldarone the right to purchase the Retained Shares that the Reporting Person desires to sell pursuant to a "duty of first offer" provision.

          Pursuant to the Stock Purchase Agreement, Mr. Caldarone and his Permitted Transferees granted the Reporting Person and its Permitted Transferees certain "tag-along rights" to sell shares of Common Stock in the event of, and along with, certain transfers made by Mr. Caldarone and his Permitted Transferees. Mr. Caldarone also agreed to cause any of his Affiliates or Associates (as such terms are defined in the Stock Purchase Agreement) who acquire securities of the Company to execute a Joinder Agreement to the Stock Purchase Agreement and become bound by the obligations of Mr. Caldarone thereunder. Joyce P. Caldarone executed a Joinder Agreement on the Closing Date.

          The Stock Purchase Agreement also provides, with certain exceptions, that if Mr. Caldarone, his Permitted Transferees, Affiliates or Associates transfer all of their respective securities of the Company, the Reporting Person and its Permitted Transferees will be required to transfer any Retained Shares then owned by it on the same terms and conditions provided that the only consideration is cash consideration in an amount per share not less than (x) $.50 during the first year following the Closing Date, (y) $.75 during the second year following the Closing Date and (z) $1.00 during the third year following the Closing Date.

          Pursuant to the Stock Purchase Agreement, the Reporting Person (and its Permitted Transferees, if any) granted to Mr. Caldarone an irrevocable proxy coupled with an interest to vote all of the Retained Shares then owned by it solely for the election of directors of the Company; provided, however, that to the extent Mr. Caldarone, his Permitted Transferees, Affiliates or Associates sells or otherwise transfers any shares of Common Stock, or the Reporting Person (and its Permitted Transferees, if any) sells any Retained Shares pursuant to a tender offer or an exchange offer for shares of Common Stock, the number of Retained Shares subject to this proxy will be decreased by the number of shares of Common Stock so sold or transferred.

          The Stock Purchase Agreement further provides, that if Mr. Caldarone, his Permitted Transferees, Affiliates or Associates acquire, directly or indirectly, any securities from the Company other than pursuant to a dividend or distribution to all holders of Common Stock, or pursuant to the exercise of stock options for no more than 500,000 shares of Common Stock (subject to appropriate adjustment, for stock splits, reclassifications, recapitalizations, and similar events), Mr. Caldarone (and his Permitted Transferees, if any) shall offer and shall cause their respective Affiliates and Associates to offer to the Reporting Person (and its Permitted Transferees, if any) the opportunity to purchase a pro rata portion of the securities on the same terms and conditions.

          Pursuant to the Stock Purchase Agreement, the Reporting Person assigned its rights (to the extent assignable) under that certain Registration Rights Agreement dated as of May 28, 1993, among the Company and the other parties named therein, with respect to the Purchased Shares and any Retained Shares purchased by Mr. Caldarone.

          The Stock Purchase Agreement shall terminate upon the third anniversary of the Closing Date; provided, however, upon the occurrence of a Change of Control, a Bankruptcy Event (as such terms are defined in the Stock Purchase Agreement) or a sale or other disposition by Mr. Caldarone, his Permitted Transferees, Affiliates and Associates of an aggregate of 1,000,000 shares of Common Stock (subject to appropriate adjustment for stock splits, stock dividends, recapitalizations and similar events), the transfer restrictions of the Reporting Person set forth in Article IV, the right to require the Reporting Person to sell Retained Shares upon certain circumstances set forth in Article V(b) and the proxy set forth in Article VI of the Stock Purchase Agreement will terminate.

          The foregoing summaries of certain provisions of the Stock Purchase Agreement are qualified in their entirety by the complete text of the Exhibit 5 hereto which is incorporated by this reference.

          The Board of Directors of the Company appointed Mr. Caldarone and Mr.
J. Ernest Brophy as Directors of the Company, and Mr. Caldarone as Chief Executive Officer to succeed Mr. Douglas T. Noakes. Mr. Peter P. Copses and Mr. William Mack, Associates of the Reporting Person, and Harry T. Leonhardt have resigned as directors of the Company.

          Except as described in this Item 4, neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Schedule A to this
Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.


Item 5.  Interest in Securities of the Company

          (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person as of the Closing Date is 2,658,000 shares, or approximately 10.1% of the class of securities identified in Item 1 based on 26,371,000 shares of Common Stock outstanding as of September 30, 1995, as reported in the Company's Quarterly Report on Form 10-Q dated October 13, 1995.

          (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover page and such information is incorporated herein by reference.

          (c) Except as reported in Item 4 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Person.

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

          Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

          Exhibit 1 The Plan of Reorganization (incorporated by reference to the Company's Registration Statement on S-4 (Registration No. 33-48687).*

          Exhibit 2 The Shelf Registration Statement (incorporated by reference to the Company's Registration Statement on S-1 (Registration No. 33-60022).*

          Exhibit 3   Form of Contribution Agreement (general partner).*

          Exhibit 4   Form of Contribution Agreement (limited partner).*

          Exhibit 5 Stock Purchase Agreement, dated as of November 21, 1995 between Mr. Anthony J. Caldarone and Apollo Homes Partners, L.P.

          Exhibit 6 Joinder Agreement, dated November 21, 1995, between Joyce P. Caldarone and Apollo Homes Partners, L.P.


          __________________
          * Previously filed.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    November 21, 1995


                       APOLLO HOMES PARTNERS, L.P.

                         BY:  AIF II, L.P., its general partner

                           BY:  APOLLO ADVISORS, L.P.,
                                 its Managing General Partner

                              BY:  APOLLO CAPITAL MANAGEMENT, INC.
                                    its General Partner


                                 BY:     /s/ Michael D. Weiner
                                    ------------------------------
                                    Name:  Michael D. Weiner
                                    Title: Vice President
                                           Apollo Capital Management, Inc.

                              APPENDIX A TO ITEM 2

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of AIF, Advisors, which is the managing general partner of AIF, Apollo Capital Management, Inc., a Delaware corporation which is the sole general partner of Advisors ("Capital Management"), and Apollo Fund Administration Limited ("Administration").

          The directors and principal shareholders of Capital Management are Leon Black and John Hannan. The principal occupation of each of Leon Black and John Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Capital Management and of Lion Capital Management, Inc. ("Lion Capital"), the general partner of Lion Advisors, L.P., a Delaware limited partnership ("Lion Advisors"), and each is a limited partner of Advisors and Lion Advisors. The principal business of Advisors and of Lion Advisors is to provide advice regarding investments in securities. The principal offices of Lion Advisors and Lion Capital are located at Two Manhattanville Road, Purchase, New York 10577.

          Mr. Black is the President and a director of each of Capital Management and Lion Capital. Mr. Black's business address is Two
Manhattanville Road,  Purchase, New York 10577.

          Mr. Hannan is a Vice President and director of each of Capital Management and Lion Capital. Mr. Hannan's business address is Two Manhattanville Road, Purchase, New York 10577.

          Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Messrs. Black and Hannan are the beneficial owners of the voting capital stock of Administration.

                                 EXHIBIT INDEX


          Exhibit 1 The Plan of Reorganization (incorporated by reference to the Company's Registration Statement on S-4 (Registration No. 33-48687).*

          Exhibit 2 The Shelf Registration Statement (incorporated by reference to the Company's Registration Statement on S-1 (Registration No. 33-60022).*

          Exhibit 3    Form of Contribution Agreement (general partner).*

          Exhibit 4    Form of Contribution Agreement (limited partner).*

          Exhibit 5 Stock Purchase Agreement, dated as of November 21, 1995 between Mr. Anthony J. Caldarone and Apollo Homes Partners, L.P.

          Exhibit 6 Joinder Agreement, dated November 21, 1995, between Joyce P. Caldarone and Apollo Homes Partners, L.P.


          __________________
          * Previously filed.